UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

January 4, 2005

Adecco S.A.
(Exact name of registrant as specified in its charter)

Sägereistrasse 10 CH-8152 Glattbrugg
(Address of principal executive offices)

001-14996
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On January 4, 2005 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated January 4, 2005

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Janurary 4, 2005 (Date)	/s/ Jim Fredholm Jim Fredholm Chief Financial Officer

/s/ Hans R. Brütsch Hans R. Brütsch Corporate Secretary

EXHIBIT 99.1

Adecco Announces Initial 1M EURO Donation to Tsunami Victims

CHESEREX, SWITZERLAND - January 04, 2005. Adecco SA today announces that it is to give an initial 1m EURO in aid and assistance to the relief efforts in South East Asia.

Adecco will make an immediate cash donation of 500,000 EURO to humanitarian aid organisations. In addition to this, the Adecco Group will involve the local management teams in India, Indonesia and Thailand in implementing specific not-for-profit initiatives to help the local population rebuild their lives and work situations.

"We would like to express our deepest sympathy for the victims of the Tsunami, whilst also supporting the survivors with the compassionate effort of all our colleagues worldwide" said Jerome Caille, Adecco Chief Executive Officer.

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About AdeccoAdecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 700,000 associates with business clients each day through its network of 28,000 employees and more than 6,000 offices in 72 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco Staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marche (12819).

Additional information is available at the Company's website at www.adecco.com.

For further information please contact:

Adecco Media Centre
Vanessa Oakes
Media Relations Director
Tel: +41 1 878 8888
E-mail: vanessa.oakes@adecco.com